PARK NATIONAL CORPORATION
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
(740) 349-8451
www.parknationalcorp.com

March 9, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Park National Corporation — Definitive Proxy Materials related to Annual Meeting of Shareholders to be held on April 18, 2011

Ladies and Gentlemen:

In accordance with Rule 14a-6(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are transmitting herewith for filing definitive copies of the Notice of Annual Meeting of Shareholders, Proxy Statement and form of proxy card (collectively, the “Proxy Materials”) to be furnished to the shareholders of Park National Corporation (the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company to vote at the Annual Meeting of Shareholders (the “Annual Meeting”) to be held on April 18, 2011.

Preliminary copies of the Proxy Materials were filed with the Commission on February 16, 2011.  The definitive Proxy Materials reflect: (i) the updating of the beneficial ownership of common shares information included under the caption “BENEFICIAL OWNERSHIP OF PARK COMMON SHARES” to disclose the beneficial ownership of common shares information as of the February 25, 2011 record date for the Annual Meeting; (ii) the updating of information provided for 2010 for the “$3 billion to $10 billion Peer Group Median” in the table on page 38; (iii) the addition of page references which had been left blank in the preliminary copy of the Proxy Materials; and (iv) the correction of several typographical errors which had no substantive effect.

Securities and Exchange Commission
March 9, 2011

The purposes of the Annual Meeting are to: (a) elect five directors, each to serve for a term of three years to expire at the Annual Meeting of Shareholders to be held in 2014; (b) approve, in a non-binding advisory vote, the compensation of the Company’s executive officers as disclosed in the Proxy Statement; (c) vote upon a proposal to adopt an amendment to Article SIXTH of the Company’s Articles of Incorporation in order to provide that the Company’s shareholders do not have preemptive rights; and (d) ratify the appointment of Crowe Horwath LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2011.

The Company will begin releasing the definitive Proxy Materials to shareholders on March 9, 2011.

As permitted by Rule 14a-16(n) under the Exchange Act, the Company has selected the full set delivery option.  The information required in a “Notice of Internet Availability of Proxy Materials” for purposes of Rule 14a-16(n) is incorporated into the Proxy Statement and the form of proxy card.

If you have any questions or comments with respect to the enclosed definitive Proxy Materials, please call the undersigned at (740) 349-3792.

Thank you.

Very truly yours,

/s/ John W. Kozak

John W. Kozak
Chief Financial Officer